Exhibit 4(b)(ii).29

Summary Translation of Agreement on the Connection to the Private Data Network (the “Agreement”) Between EuroTel Bratislava, a.s. (“EuroTel”) and Slovenské telekomunikácie, a.s. (“Slovak Telecom”)

This Agreement, which took effect on September 1, 2002, provides for the terms and conditions under which Slovak Telecom implements a private data network (“PDN”) for us.

Under the Agreement, Slovak Telecom will provide us with private data network telecommunication services, consisting of a PDN as well as the related transmission capacity we require, in return for a fee.

The Agreement provides for deadlines by which Slovak Telecom shall have implemented the PDN and gives us the right to a discount in fees payable in the event Slovak Telecom fails to meet these deadlines. In addition, Slovak Telecom is required to guarantee certain minimum quality parameters for the PDN, as set forth by the Agreement.

The fees payable under the Agreement consist of a one time “set-up fee” for the individual circuits and monthly payments for the lease of the circuits. Fees are payable within 30 days of monthly invoices, after which we incur a default interest charge.

The initial term of the Agreement is two years and it is automatically renewed for an additional twelve-month period, unless it is terminated by either party. The Agreement may be terminated at any time by mutual agreement or by either party in the event of a material breach by the other party.

The Agreement is governed by Slovak law.